Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

January 14, 2010

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
Chase Growth Fund (S000005073)
Chase Mid-Cap Growth Fund (S000005074)

Dear Ms. Stirling:

This correspondence is being filed in response to your oral comments and suggestions of January 5, 2010, to the Trust’s Post-Effective Amendment (“PEA”) No. 298 to its registration statement.  PEA 298 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on November 23, 2009, for the purpose of conforming the Trust’s Prospectus for its series, the Chase Growth Fund and the Chase Mid-Cap Growth Fund (each a “Fund,” together, the “Funds”), to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

In connection with this response to the Staff’s comments, the Trust, on behalf of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff of the U. S. Securities and Exchange Commission’s (the “Commission’s” or the “Staff’s”) comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

1.
Staff Comment:  In the Summary Section for each of the Chase Growth Fund and the Chase Mid-Cap Growth Fund under the subheading, “Principal Investment Strategies,” please describe how individual securities are selected for purchase and sale.  You may want to disclose the factors the Advisor uses to determine the securities selected.

Response:  The Trust responds by modifying the second paragraph in the Summary Section - Principal Investment Strategy for each of the Funds as follows:

In buying and selling portfolio securities, the Advisor first screens companies for 10% or greater earnings growth over the last 5 years, consistency of earnings, and liquidity ~~sets its initial price targets~~. The Advisor then screens the stocks for fundamental and technical characteristics, including earnings growth, return on equity, reinvestment rate, debt level, preliminary valuation analysis, relative strength, price momentum, price volatility, unusual volume patterns, and insider transactions. The Advisor then conducts traditional fundamental security analysis to identify the most attractive buys for the Fund.  The Advisor continuously reviews prices and adjusts its targets in response to changes in stock characteristics, setting buy/sell target prices for each stock ~~fundamental and technical factors~~. The existence of alternative securities that the Advisor considers to be more attractive is an added consideration in deciding whether to sell portfolio securities.

2.
Staff Comment:  In the Summary Section for each of the Chase Growth Fund and the Chase Mid-Cap Growth Fund under the subheading, “Principal Investment Strategies,” please link the Fund’s name to the strategy by disclosing how the Fund’s strategy is a “growth” strategy.

Response:  The Trust responds by modifying the first paragraph in the Summary Section – Principal Investment Strategy for each of the Funds as follows:

Chase Growth Fund:
Under normal market conditions, the Growth Fund invests primarily in common stocks of domestic companies with large market capitalizations (a “large-cap company”).  Chase Investment Counsel Corporation (the “Advisor”) considers a large-cap company to be one that has a market capitalization of $5 billion and above.  Large-cap company stocks the Advisor purchases for the Fund typically have earnings growth in excess of 10% per year on a historical basis, and have demonstrated consistency of earnings growth over time.  In addition, the Growth Fund may invest a portion of its assets in non-U.S. issuers through the use of depositary receipts, such as American Depositary Receipts (“ADRs”).

Chase Mid-Cap Growth Fund:
Under normal market conditions, the Mid-Cap Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in the equity securities of companies with medium market capitalizations (a “mid-cap company”). This policy may only be changed upon sixty (60) days prior notice to shareholders.  The Advisor considers a mid-cap company to be one that has a market capitalization of between $500 million and $10 billion.  Mid-cap company stocks the Advisor purchases for the Fund typically have earnings growth in excess of 10% per year on a historical basis, and have demonstrated consistency of earnings growth over time.  In addition, the Mid-Cap Fund may invest a portion of its assets in non-U.S. issuers through the use of depositary receipts, such as ADRs.

3.	Staff Comment: In footnote 2 to the Fees and Expenses table, please disclose that the expense limitation agreement shall remain in effect for at least one year from the date of the Prospectus.

Response:  The Trust responds by modifying the second sentence of footnote 2 as follows:  “The expense limitation will remain in effect through at least January 31, 2011, and may be terminated only by the Trust’s Board of Trustees (the “Board”).”

4.	Staff Comment: In the Summary Section for the Chase Mid-Cap Growth Fund under the subheading, “Performance,” please remove the first paragraph as it is not required by Form N-1A.

Response:  The Trust responds by removing the first paragraph and modifying the remaining paragraph as follows:

The following performance information provides some indication of the risks of investing in the Mid-Cap Fund and reflects the period for which the Advisor was retained as the Fund’s investment adviser (including a period during which the Fund was organized as a different mutual fund). The bar chart shows changes in the Mid-Cap Fund’s ~~Predecessor Mid-Cap Fund’s (since the retention of the Advisor)~~ performance from year to year since retention of the Advisor.  The table shows how the Mid-Cap Fund’s ~~and Predecessor Mid-Cap Fund’s~~ average annual returns for 1 and 5 years and since retention of the Advisor compare with those of a broad measure of market performance and an index that reflects the Lipper category applicable to the Mid-Cap Fund. ~~For the periods presented in the table below, neither the Mid-Cap Fund nor the Predecessor Mid-Cap Fund imposed a front-end sales charge on purchases of Class N Shares.~~  The Mid-Cap Fund’s past performance, before and after taxes, is not necessarily an indication of how the Mid-Cap Fund will perform in the future.  Updated performance information is available on the Mid-Cap Fund’s website at www.chasefunds.com or by calling the Mid-Cap Fund toll-free at 1-888-861-7556.

Statement of Additional Information

5.
Staff Comment:  Please add a non-fundamental policy to address Section 8(b)(1) – concentrating investments in a particular industry or group of industries – for the Chase Mid-Cap Growth Fund.  Because this is not currently a fundamental policy, please provide an undertaking in your response that the next time a proxy statement applicable to the Fund is filed by the Trust with the SEC that it will include a proposal requesting shareholders make this a fundamental policy of the Fund.

Response:  The Trust responds by adding the following as a non-fundamental policy of the Mid-Cap Growth Fund:

As a matter of non-fundamental policy, the Mid-Cap Fund may not:

4.
Invest 25% or more of the market value of its total assets in the securities of companies engaged in any one industry.  (Does not apply to investment in the securities of other investment companies or securities of the U.S. Government, its agencies or instrumentalities.)

Additionally, the Trust undertakes to add a proposal to the next proxy statement applicable to the Mid-Cap Growth Fund requesting shareholders make the non-fundamental concentration policy a fundamental concentration policy.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust